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                             SEC FILE NUMBER 0-21782

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

                       FLETCHER CHALLENGE FORESTS LIMITED
--------------------------------------------------------------------------------

                 (Translation of Registrant's Name Into English)

              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
--------------------------------------------------------------------------------

                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  A  Form 40-F

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes _______  No  A

         (If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

         THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE
         IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3
         (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728)
         OF FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES
         AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED,
         TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED
         OR FURNISHED.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 18 December 2003                         FLETCHER CHALLENGE FORESTS LIMITED

                                              /s/ P M GILLARD
                                              ----------------
                                              P M GILLARD
                                              SECRETARY

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[FLETCHER CHALLENGE FORESTS LOGO]

                                  NEWS RELEASE

STOCK EXCHANGE LISTINGS:  NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).

            FLETCHER CHALLENGE FORESTS & KIWI FOREST GROUP CONSORTIUM
                         REACH AGREEMENT ON FOREST SALE

Auckland, 18 December 2003 - Fletcher Challenge Forests announced today that an agreement had been signed to sell all its forests and related assets to the Kiwi
Forest Group Consortium. In summary:

     -    The sale price is NZ$725 million, all payable in cash

     -    The purchasers are Kiwi Forests Group Limited, Viking Global New
          Zealand Limited and a New Zealand subsidiary of The Ontario Teachers'
          Pension Plan

     -    The conditions for completion of the sale are receipt of Fletcher
          Challenge Forests' shareholder approval, and Overseas Investment
          Commission consent

     - The sale of a forest cutting right in respect of the Tarawera forest for NZ$165 million to Kiwi Forests Group Limited (which is included in the NZ$725 million sale) is also conditional on Kiwi Forests Group
          Limited obtaining financing.

There are no financing conditions on the balance of the forest estate being sold under the agreement.

                                                                            .../

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
To:   BUSINESS EDITOR           From:              Paul Gillard
                                                   Company Secretary
                                                   FLETCHER CHALLENGE FORESTS

Fax:  AUTO                      Telephone:         64-9-571 9846
                                Mobile:            0274 320 310
                                Fax:               64-9-571 9872

Please note: If you do not receive 7 pages, including this page, or if any page is not readable, please call the sender immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.

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/...

     - Assuming all the forest assets are sold, up to NZ$1.20 per existing share will be returned to shareholders in cash. This return will be made in two payments, with the first payment being NZ 93.75 cents per existing share (reducing to NZ 62.5 cents per existing share if the Tarawera forestry right does not complete), and the second payment being made in the second half of calendar 2004

     -    Satisfactory wood supply agreements have been agreed

     - A special shareholders' meeting to approve the sale and the first payment of the capital return, will be held in mid-February 2004

     - The Company will send an explanatory statement and an independent appraisal of the proposed transactions to shareholders with the notice of shareholders meeting, in January 2004

     - If approved by shareholders, the initial transfers of forests will occur by the end of February 2004, with monthly settlements occurring thereafter for a further seven months as the required third party consents for the transfer of the non-freehold forests are obtained.

Announcing the agreement today, the Chairman of Fletcher Challenge Forests, Sir Dryden Spring, said:

"The agreement we have announced today is an excellent outcome from what has been a very rigorous and competitive sales process pursued by the Company and its advisers over the past six months.

"The sales process has been, as a matter of necessity, a somewhat complex one, as we have had to deal with the difficulties associated with the sale of both freehold and non-freehold properties, jointly owned properties and minority interests, whilst at the same time agreeing market based wood supply agreements with the purchasers to ensure our wood processing operations can operate freely in the future.

"I am happy to announce that we believe we have achieved all of this, with this proposed transaction.

"Following a thorough due diligence process, the NZ$725 million price that was initially agreed with the Kiwi Forests Consortium has now been confirmed. This is significantly more than the best offer from the other bidders, and provides a 50% premium on the share market valuation of the Company's forest assets immediately prior to the commencement of the sale process.

Referring to the progress that had now been made in restructuring the Company, Sir Dryden said:

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"It is only a year ago that we announced that the Company would be pursuing a strategy of:

- Running the Company's existing business to world best standards of performance;

-    Selectively investing in high margin added value processing;

-    Increasing the Company's investment in marketing and distribution;

-    Reducing capital invested in the forest estate; and

-    Returning surplus capital to shareholders.

"The forest sale proposal announced today represents a major step in the implementation of this strategy, as it enables the Company to completely exit all of its plantation forests and return a significant amount of capital to shareholders", said Sir Dryden.

"We now plan to make two capital returns in 2004 - one in March and one in the second half of the year - which, assuming all forests are transferred and there has been no deterioration in operating conditions, should total NZ$1.20 per share. This is up significantly on the NZ$1.00 per share the Company had previously signalled.

"In addition to releasing up to $1.20 per share to our shareholders, completion of the forest sale will immediately allow the Company to focus on its downstream wood manufacturing, marketing and distribution activities, which are capable of earning superior returns and therefore are more likely to be fully valued by equity markets," Sir Dryden said.

THE SALE

The forestry assets include all the Company's interests in predominantly radiata pine forests, shares in certain subsidiary companies which hold freehold land on which some of the forests are located, fixed assets and incidental assets such as equipment and systems used to manage the forests. The purchasers will also be assuming certain obligations and liabilities in relation to the forests, such as contracts with third parties relating to the operation of the forests.

The freehold land that is owned by Tarawera Forests Limited is not being sold to the purchasers. Options are being explored with the minority shareholders of Tarawera Forests Limited with regard to the future ownership of the Tarawera freehold land.

CONDITIONS

Completion of the sale and purchase agreement is subject to:

     - FLETCHER CHALLENGE FORESTS' SHAREHOLDER APPROVAL. This will be by way of ordinary resolution at a special shareholders' meeting to be held in mid-February 2004.

     - OVERSEAS INVESTMENT COMMISSION CONSENT. The Purchasers have applied to the Overseas Investment Commission for consent to the acquisition of the forest assets. Receipt of consent is expected prior to the special shareholders meeting. The Company will advise shareholders as soon as a decision is received from the Commission.

In relation to the sale of the Tarawera forestry right, a further condition will apply:

     - SATISFACTION OF FINANCING FOR KIWI FORESTS GROUP LIMITED FOR THE ACQUISITION OF THE TARAWERA FORESTRY RIGHT. As part of the forests sale, Kiwi Forests Group Limited is the purchaser, for NZ$165 million, of a forestry right and certain other obligations and liabilities in respect of the forests owned by Tarawera Forests Limited. The sale of the Tarawera forestry right is conditional on Kiwi Forests Group Limited confirming that it has obtained financing for that purchase.

Satisfaction of the funding condition relating to the Tarawera forestry right is expected prior to the special shareholders meeting, and Kiwi Forests Group Limited has expressed its confidence in it satisfying that condition. The Company will advise shareholders as soon as Kiwi Forests Group Limited has confirmed its funding.

Should that condition not be satisfied, the sale of the Tarawera forestry right will not occur, but the balance of the forests sale will proceed, in which case the Company would immediately re-market the Tarawera forest for sale. The balance of the forest estate being sold (i.e. NZ$560 million of the total NZ$725 million sales price) is not subject to any financing conditions.

Tarawera is a high quality, mature forest estate, and the Company believes there would be parties other than Kiwi Forests Group who would be interested in purchasing it should Kiwi Forests Group Limited be unable to complete.

The Company has agreed to reimburse the purchasers' costs of up to NZ$3 million, if the Company receives an unsolicited bid for the forests and concludes a sale of its forests with the new bidder.

SHAREHOLDER APPROVAL AND TIMETABLE

The Company will seek shareholders' approvals for the sale of the forestry assets and the proposed initial return of capital at a special shareholders' meeting to be held in mid-February 2004.

If that approval is obtained, the principal completion date for the forest sale is expected to be towards the end of February 2004 and the initial capital return and share cancellation discussed below is expected to occur in March 2004. These dates are subject to the obtaining of orders from the High Court in January 2004 in relation to the timetable and other matters required in order to conduct a capital return from the proceeds of the forest sale.

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The Company will distribute the notice of the special shareholders meeting, including an explanatory statement and an independent appraisal of the proposed transactions prepared by Grant Samuel & Associates, once initial timetable orders are received from the High Court in January 2004.

The Company's shareholders will be asked to approve a subsequent capital return and share cancellation in the second half of calendar 2004, as proceeds from the sale of non-freehold forests are received.

COMPLETION

Some of the forests being sold comprise non-freehold forests such as leases and cutting rights, where third party consents (normally from landowners) are required in order to complete the sale to the purchasers. To accommodate this, after the principal completion date there will be seven monthly settlements of receipts from the purchasers, as third party consents are obtained.

For the majority of the non-freehold forests, third party consents cannot be unreasonably withheld. For the remaining non-freehold forests to be transferred (representing approximately NZ$80 million of the total sales price of NZ$725 million) the Company expects that there will be very few cases where consents will not be granted.

WOOD SUPPLY ARRANGEMENTS

The Company has negotiated satisfactory wood supply arrangements with the purchasers, having regard to expected wood volumes needed for Fletcher Challenge Forests' wood processing activities, and those of its customers. Details of these will be included in the explanatory statement that will be sent to shareholders with the notice of meeting.

EMPLOYEES

The purchasers will employ a number of the Company's employees, and the Company is endeavouring to reassign employees into other positions in the Company. However, there will be some redundancies, and the Company will be working with the affected employees to assist them in finding other employment.

CAPITAL RETURN

Assuming all of the forest assets are sold to the purchasers, the sale is expected to generate sufficient cash proceeds to enable the Company to return up to NZ$1.20 per share in cash to shareholders for every share currently held (assuming all the non-freehold forests and the Tarawera Forestry right are transferred). Shareholder approval for the capital return will be sought by way of Special resolution, requiring the support of seventy-five percent of the shareholder votes cast.

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Assuming a multiplier of between six and seven times projected EBITDA for the continuing business results in a residual implied value of between NZ$0.30 and $0.40 per existing share (assuming a debt level of NZ$75-100 million) for the continuing business, and a total value for the Company of approximately NZ$1.50-$1.60 per existing share. That is a significant lift in shareholder value, equating to NZ$0.50-0.60 more (or 50%-60% more) than the share price of less than NZ$1.00 in June this year when the Company first announced its intention to run a process to sell its forestry assets.

The proposed level of capital return will deliver the Company's target capital structure, with net debt to projected EBITDA of approximately two times on completion of the second capital return. The Company has received a commitment from a syndicate of banks, with the Bank of New Zealand acting as lead arranger, to provide a revolving facility of NZ$150 million.

FIRST CAPITAL RETURN

The Company proposes to return the surplus capital generated from the sale of the forestry assets to its shareholders in two payments. Assuming the sale of the NZ$165 million Tarawera forestry right to Kiwi Forests Group Limited completes on the principal completion date, the first payment of the capital return will be NZ93.75 cents per existing share. As a consequence, the Company is proposing to cancel three of every four existing shares, which translates into a return of capital of NZ$1.25 per share being cancelled.

Even though the Company expects there will be very few cases where third party consents for the sale of non-freehold forests will be withheld, the first payment does not include any of the proceeds of the sale of the non-freehold forest assets. This is because of the difficulty in estimating the proceeds that will ultimately be available by the principal completion date.

If the sale of the NZ$165 million Tarawera forestry right does not occur by the principal completion date, the amount of the first payment of the capital return will reduce to NZ62.5 cents per existing share. In that case the Company would cancel one out of every two existing shares, which again translates into a return of capital of NZ$1.25 per share being cancelled. Again, this does not include any of the proceeds of the sale of the non-freehold forest assets, for which the consent of third parties is required to complete the sale to the purchasers.

SECOND CAPITAL RETURN

The Company expects to have completed the process of securing third party consents to the sale of the Company's non-freehold forests (leases, forestry rights etc) in August/September of 2004, at which time the Board will be able to determine with certainty the final amount that can be returned to shareholders. Any forests in respect of which required consents cannot be obtained within the required timetable under the sale and purchase agreement, will be remarketed by the Company.

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If all the non-freehold forests (excluding the Tarawera forestry right for this purpose) are transferred, and there is no deterioration in trading conditions, then the Company expects to be able to return to shareholders up to a further NZ
26.25 cents per existing share, which, together with the first return of NZ93.75 per existing share, will equate to a total return of $1.20 per existing share.

If the proceeds of the sale of the Tarawera forestry right have not been included in the first capital return payment, but the sale has completed prior to the second capital return, the second capital return will be increased accordingly to include those proceeds.

The Board expects to put to shareholders a further special resolution seeking approval for the second capital return and share cancellation in the second half of 2004.

TAX TREATMENT

The Company is awaiting a binding ruling from the Inland Revenue Department confirming that any capital return is not deemed to be a dividend in the hands of its New Zealand shareholders. This has been delayed pending finalisation of certain details of the forest sale. The capital return is conditional on receiving this ruling, which is expected this month. The Company will advise Shareholders as soon as a decision is received from the Inland Revenue Department.

THE PURCHASERS

Four New Zealand-based investors own Kiwi Forests Group Limited: Trevor Farmer, Ross Green, Mark Wyborn and Adrian Burr. Kiwi Forests Group Limited was formed for the purposes of this acquisition, although its shareholders are each long term investors and have previously worked together successfully on a wide range of projects throughout New Zealand, including the 1996 acquisition of waterfront land from Ports of Auckland and the subsequent development of that land into Auckland's Viaduct.

The Ontario Teachers' Pension Plan is one of Canada's largest financial institutions, with assets of over Canadian $68 billion at 30 June 2003. The Ontario Teachers' Pension Plan invests to secure the retirement income of over 330,000 active and retired teachers in the province of Ontario. The Ontario Teachers' Pension Plan has global infrastructure and timberland assets of Canadian $1.9 billion, and is actively seeking to expand its portfolio.

Viking Global New Zealand Limited is a wholly owned New Zealand subsidiary of a fund managed on behalf of institutional investors by Prudential Timber Investments, Inc., which is headquartered in Boston, Mass., USA. Prudential Timber will manage the Viking and Teacher assets. (Prudential Timber is not affiliated with Prudential plc of the United Kingdom.)

Macquarie New Zealand Limited is the Company's financial adviser in respect of the forest sale.